

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2013

Via E-Mail
Mr. Robert J. Saltiel
Atwood Oceanics, Inc.
President and Chief Executive Officer
15835 Park Ten Place Drive
Houston, Texas 77084

> **Re: Atwood Oceanics, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2012**
> **Filed November 19, 2012**
> **Form 10-Q for the Fiscal Quarter ended March 31, 2013**
> **Filed May 3, 2013**
> **Response Letter dated May 15, 2013**
> **File No. 1-13167**

Dear Mr. Saltiel:

We have reviewed your filings and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2012

Management's Discussion and Analysis, page 25

Market Outlook

1.   We note your response to prior comment two and the disclosures in your Form 10-Q for the quarter ended March 31, 2013 which now provide greater focus on the term "utilization" although do not provide additional clarity on which disclosures are industry related or company specific. For example, on page 16 of your most recent interim report it appears you continue to discuss company specific drilling rigs immediately after discussing industry data on jackup rigs under contract and jackup rigs under construction.

Please revise to place general industry disclosures and company specific disclosures under separate headings.

2. We have read your response to prior comment three regarding your view of mobilization as a separate deliverable for which you have recognized revenue. We note that the contract you submitted for review commenced immediately following departure from the shipyard in Singapore, and addressed mobilization of the rig. However, we also note that the "Primary Term" and "Scope of Work" defined and outlined in the contract, focus on drilling and completing a well, and do not identify mobilization as a separate deliverable apart from drilling services. We understand that mobilization fees are often negotiated to compensate for the cost of moving a drilling rig to a particular location, but are unaware of any circumstances in which you or others that provide drilling services have been compensated for mobilization without an agreement to also provide drilling or other services having distinct and clear benefit to the customer.

If you believe you are entitled to compensation for mobilization alone, without also providing the services outlined in the "Scope of Work" section of your contract, please explain the basis for your view. Given that the services you have contracted to provide appear to depend on utilization of your drilling rig, we do not see that mobilization represents the culmination of a separate earnings process as contemplated in SAB Topic 13.A.3.f IRQ 1. Please explain how your view is consistent with this guidance in addition to the guidance on units of accounting in FASB ASC 605-25-25-3 through 6, and segmenting a contract in FASB ASC 605-35-25-10 through 14. Please submit a schedule showing all revenues under all contracts recognized for each quarterly and annual period that pertain to periods of mobilization in advance of having situated your drilling rigs in the locations specified for drilling, also indicating the date your rigs were situated for drilling as specified in the contracts, and the periods over which drilling occurred (commencement and completion dates) under these contracts.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief